FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Presentation titled, “UBS Downstream Conference.”

UBS Downstream Conference

May 2004

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the
Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key
Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in
Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Disclaimer

41%
41%
10%
8%
E & P
R & M
CHEMICALS
GAS & POWER

60%
5%
4%
31%
E & P
R & M
CHEMICALS
GAS & POWER

Repsol YPF 2003

%  OF TOTAL ASSETS

OPERATING INCOME BY
ACTIVITIES

High-growth markets

Leading positions

Quality Earnings

+

A Differentiated Downstream Profile

Refining and Marketing Portfolio

Latin America

7 refineries

494 total topping
capacity Kbpd

20,658 ktons sales

2,866 Sites

Europe

5 refineries

740 total topping
capacity Kbpd

32,919 Ktons sales

3,755 Sites

World wide

12 refineries

1,234 total topping
capacity Kbpd

53,577 Ktons sales

6,621 Sites

High-growth markets

Leading positions

Quality Earnings

+

A Differentiated Downstream Profile

GDP growth rate
%
5
4
3
2
1
0
98
99
00
01
02
03
04E
05E
Spain
France
Germany
European Union

Favorable Spanish Macroeconomics…

Source: International Monetary Fund  (IMF).

World Economic Outlook. April  2004

Future expansion expected to
continue outstripping more
mature markets

Historically strong GDP growth

Dynamic economy with solid
macroeconomic fundamentals

…are Driving Strong Fuel Demand Growth

Source:  Cores, IMF

Strong middle distillate growth
offsets gasoline decline

The shift to gas in non-
transport uses will primarily
affect coal, but also HFO

Demand for rest of EU-15 only
growing at a rate of ~1.0%

Growth in product demand in
line with strong economic
expansion

Product Demand vs GDP Growth - Spain

32

36

40

44

48

2000

2001

2002

2003

2004E

1,5

2,0

2,5

3,0

3,5

4,0

4,5

%

Argentina is Starting to Rebound

Source: PFC Energy and own projections; IMF

Further demand upturn
expected, linked to recovery in
miles driven per car, following
recent drop of 30%

The economy is expanding
again, with growth of nearly
5.5% in 2004

Product demand is growing, in
line with economic recovery

Product Demand vs GDP Growth - Argentina

10

12

14

16

2001

2002

2003

2004E

-12

-8

-4

0

4

8

12

%

Other LatAm Positions Also Provide Growth

Aggregate data for Brazil, Chile, Ecuador and Peru

Source: PFC Energy, IMF

Other LatAm market positions
also associated with solid
demand growth

Brazil

Chile

Peru

Ecuador

Economies will continue to
expand at a modest level

Product demand has higher
gearing to GDP growth than
mature markets

Product Demand vs Real GDP Growth –

Other Latam Interests

50.0

51.0

52.0

53.0

54.0

55.0

56.0

57.0

2000

2001

2002

2003E

2004E

Mt/year

0.0%

0.5%

1.0%

1.5%

2.0%

2.5%

3.0%

3.5%

4.0%

4.5%

demand for gasoline and gasoil

real GDP growth

Repsol YPF
Competitor B
Competitor C
Competitor D
Competitor E
Competitor F
Competitor G
Competitor H

Greater Growth Potential than Competitors

The markets in which Repsol-
YPF has a retail position…

…have shown strong combined
growth of 2.0% in recent years,
despite the downturn in
Argentina

Key competitors’ market
portfolios experienced less
than half this growth rate

The trend is expected to
continue, as competitors are
focus more heavily on mature
markets

World Market Growth Rate Comparison

-

1

.

0

%

-

0

.

5

%

0

.

0

%

0

.

5

%

1

.

0

%

1

.

5

%

2

.

0

%

2

.

5

%

3

.

0

%

CAGR

1997

-

2001

CAGR

2002

-

2006

average of competitors

Growth in demand for gasoline and gasoil, based on only  those markets where the companies are present. Companies in sample are:

ENI, Total, Shell, ExxonMobil, ChevronTexaco, ConocoPhillips, BP

Source: PFC Energy

Net Import Requirement – Middle Distillates

-5

0

5

10

15

20

25

million tons

Regional

Argentina / Spain

Southern Cone

Europe

Surplus

Deficit

Favorable S/D Situation

Favorable market conditions for
middle distillate in Spain and
Europe, given the growing deficits

The Southern Cone region is also
in a deficit situation

Represents significant regional
opportunity for Repsol YPF

Source: Government agencies, PFC Energy

Europe refers to EU-15; Southern Cone includes Argentina,
Bolivia, Uruguay, Paraguay, and the 3 southern states of
Brazil (Rio Grande do Sul, Santa Catarina, and Parana)

High-growth markets

Leading positions

Quality Earnings

+

A Differentiated Downstream Profile

YPF
Argentina
13.7 Million m³/year
1,910 Sites
50% Market Share

Spain
44 Million m³/year
3,611 Sites
41% Market Share
Petronor
Campsa
REPSOL

Building on Strengths in Core Markets

Diesel & gasoline total demand

Repsol YPF sites

Market Share in volume

REPSOL YPF

REPSOL
89%
Campsa
78%
CEPSA
53%
bp
48%
11%
YPF
63%
20%
Esso
9%
BR
3%

Strong Brand Preference

Source:  CEOP

Argentina – ‘1st mentioned brand’

Spain – ‘Total mentions’

Source:  Millward Brown

Source:  CORES

Sustainable Retail Scale in Spain…

Market share is stable,
and remains above 40%

Fuel volumes continue to
show strong growth

Cumulative growth of
nearly 15% from 1999 to
2003

Market Share and Sales Volumes

14

16

18

20

1999

2000

2001

2002

2003

39%

40%

41%

42%

43%

…with Improving Retail Network

Average Throughputs for New Sites – Spain

3.20

3.20

3.30

4.30

4.90

4.30

0.0

1.0

2.0

3.0

4.0

5.0

6.0

2000

2001

2002

1,000 cu.m/year

Market average

New Repsol YPF sites

Source:  Own data and estimations (market)

Selective retail investments
continue to drive positive
results

New retail sites have much
higher throughput than
those of competitors

Competitive position
continues to improve

The network throughput per
site advantage is widening
over rest of industry

Market average

Average throughputs per site - Spain

3,23

3,2

3,22

3,25

3,18

3,25

3,29

3,43

3,00

3,10

3,20

3,30

3,40

3,50

2000

2001

2002

2003

Repsol YPF

Retail Efficiency and Market Share – Argentina
Throughput as % of national average
Market share
120%
110%
100%
90%
80%
70%
60%
0%
10%
20%
30%
40%
50%
Repsol YPF
Shell
EG3/Petrobras
National average
ExxonMobil
Others

Superior Retail Position in Argentina

Throughputs and market shares are expressed on a
combined gasoline and diesel basis.

Source: PFC Energy

20% above industry average

indication of quality and
location advantage of retail
sites

Significant market share
advantage…

…coupled with strong
throughput per site
advantage

Ecuador
4.3 Million m3/year
124 Sites
14% Market Share
Peru
4.2 Million m3/year
131 Sites
14% Market Share
Chile
8.1 Million m3/year
186 Sites
11% Market Share
YPF
Argentina
13.7 Million m3/year
1,910 Sites
50% Market Share
Spain
44 Million m3/year
3,611 Sites
41% Market Share
Petronor
Campsa
REPSOL

Diesel & gasoline total demand

Repsol YPF sites

Market Share in volume

Building on Strengths in Core Markets

REPSOL YPF
Ecuador
4.3 Million m3/year
124 Sites
14% Market Share
Brazil
46 Million m3/year
515 Sites
1% Market Share
Peru
4.2 Million m3/year
131 Sites
14% Market Share
Spain
44 Million m3/year
3,611 Sites
41% Market Share
Portugal
8.7 Million m3/year
114 Sites
5% Market Share
Argentina
13.7 Million m3/year
1,910 Sites
50% Market Share
Italy
52 Million m3/year
30 Sites
3% Market Share
Chile
8.1 Million m3/year
186 Sites
11% Market Share
YPF
Petronor
Campsa

Building on Strengths in Core Markets

Indicated demand figures include gasoline
and diesel only (volumes for 2003)

Brazil
58.3 tb/d (3%)
Conversion: 11%
Spain
740.0 tb/d (59%)
Conversion: 38%
La Pampilla
Peru
102.0 tb/d (54%)
Conversion: 13%
Refinor
(Share 50%)
Manguinhos
(Share 30,71%)
REFAP
(Share 30%)
Luján de Cuyo
La Plata
Plaza Huincul
Argentina
334.0 tb/d (54%)
Conversion: 67%
Coruña
Bilbao
Tarragona
Puertollano
Cartagena
Oil Production
Refineries (= 30 tbcd Interest)
Marketing / LPG (33/3 Million Tons/year)
Crude Oil Pipeline (2,464 km)
Oil Product Pipeline (5,225 km)

NB:  Conversion expressed as the ratio of FCC equivalent capacity to topping capacity

Flexible & Integrated Refining Systems

Flexible & Integrated Refining Systems

Global

          Global scale refining assets

          Above average conversion indices

          Integrated with petrochemicals and lube oils

Latin America

       Strong structural position

       Superior logistics

       Integration with crude supply

Europe

       Market and location advantages

       Less exposed to gasoline surplus

       More flexible crude slate

Refineries of Global Scale & Complexity

Repsol YPF indices include all assets with more
than 30 tb/cd of consolidated topping capacity

Source: WE and Latin America Average based on
capacities from O&G Journal 2003

Average Topping Capacity

0

20

40

60

80

100

120

140

160

Southern Cone

Europe (NWE, MED)

Repsol YPF

Regional Average

FCC-Equivalent Conversion Ratio

0%

10%

20%

30%

40%

50%

60%

70%

Southern Cone

Europe

Repsol YPF

Regional Average

Advantage also in terms of

relative profitability, and in

terms of relative preparedness

for future EU product specs

On par in Europe, even with

significant presence of super-

majors

Overwhelming advantage in

Southern Cone

Investment in Clean Fuels/Conversion

COMPLETED

PROJECTS

CURRENTLY BEING
UNDERTAKEN

156 M€

INVESTMENT:

533 M€.

EXPENSED:

291 M€

FUTURE PROJECTS

390 M€

FUTURE PROJECTS

ALREADY IN STUDY

Clean fuels + Growth capital Projects
(Increasing conversion)

MHC PUERTOLLANO

HDT FCC FEED CORUÑA

ISOMERIZATION TARRAGONA

OTHER 2005 SPEC PROJETS

HDT FCC NAPHTHA AND
DISTILLATE HDT BILBAO

OTHER 2009 SPEC PROJETS

COKER CARTAGENA

COKER BILBAO

HYDROCRAKING TARRAGONA

Repsol YPF Refineries

Repsol YPF Refineries	Refining Integration			
	Marketing	Chemicals	Lube Oils	Asphalt
SPAIN				
Cartagena	●		●	●
La Coruña	●			●
Puertollano	●	●	●	●
Tarragona	●	●		●
Bilbao	●			●
ARGENTINA				
La Plata	●	●	●	●
Luján de Cuyo	●			●
Plaza Huincul	●	●		●
Refinor	●			●
BRAZIL				
REFAP	●			●
Manguinhos	●			●
PERU				
La Pampilla	●			●

Integration Across Downstream

La Coruna
Bilbao
Madrid
Puertollano
Tarragona
Cartagena

Product pipeline (CLH)

Crude pipeline (

Repsol

YPF)

Market and Location Advantages in Spain

Well-positioned to serve
favorable Spanish market

Extensive inland logistics
with coastal refineries

allow for optimization of
refining portfolio

provide access to export
markets

support flexible crude
slate

25% of CLH belongs to
Repsol YPF. CLH carries
83% of total inland and
Baleares logistics.

Strong Structural Position in Argentina

0

-

5%

5

-

10%

10

-

15%

15

-

20%

> 20%

Motor

Fuel

Demand

by

Region

Refinor Product Pipeline

Repsol YPF Refineries

Other Private Refineries

Superior refining assets

High degree of integration
with crude sources

Well-positioned logistically

major demand centers

western regions

export markets

Repsol YPF Product Pipeline

SHV Holding
Shell
Repsol YPF
Indian Oil
Idemitsu Kosan
Total Gaz
Mitsubshi LPG
ENI
Amerigas
Ferrel

A Leading Player in World LPG Market

Repsol YPF includes 100% of  Lipigas

Sources: Company sources and own data

Non petroleum companies

6.1

4.0

3.2

3.0

2.9

2.5

2.4

1.9

1.7

3.4

0.0

1.0

2.0

3.0

4.0

5.0

6.0

7.0

million tons

2,000
1,600
1,200
800
400
0
Tm / empleado
1990
2001
2002
2003

LPG – Most Efficient LPG Distributor

Repsol Butano is the world’s
most efficient LPG distributor

Best practices and
management model for

reducing operating costs

increasing productivity

Knowledge is being applied
to Latin American operations

New markets are being
analyzed

+ 100%

+ 2,5%

Productivity of Repsol Butano

Tons/employee

Source:  Own data and published data of competitors

+ 2,5%

1,200
1,000
800
600
400
200
0
Miles tm
1997
2000
2001
2002
2003
Argentina
Bolivia
Chile
Ecuador
Perú

LPG -- Growing Presence in LatAm

Repsol YPF Sales of LPG

+ 300%

+ 18%

+ 6,3%

- 0,8%

Targeting Brazil, Mexico and
similar markets for future growth

Growth through acquisition and
also organic growth in non-bottle
LPG – bulk and pipe

Latin America now represents
about 1/3 of total LPG business

Latin American presence enables
Repsol YPF to take full advantage
of vertical integration

Expansion of operations in
emerging markets offsets maturing
market conditions in Spain

Country

Market share

Argentina

34.5%

Bolivia

39.5%

Chile

39.2%

Ecuador

37.8%

Perú

27.9%

Strategies to Improve Our Position

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring
countries

Leverage Refining and Logistics Assets

CO

Bi

PU

CA

TA

Develop retail activities
in Portugal & Italy

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

Rio de
Janeiro

Santiago

Lima

La
Paz

“Hidrovía”

REFAP

RLP

RPH

La Pampilla

Manguinhos

RLC

Buenos
Aires

Porto

Alegre

Benefit from position to develop
activities in neighboring countries

Refineries (      30.000 bpcd Interest)

Marketing / LPG

90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2000
2003
2005
2007

90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2000
2003
2005
2007

Increase Refining Complexity

Western Europe

Latin America

Conversion Index

(%, equivalent FCC capacity / topping)

Repsol YPF Indices include all assets with more than 30.000 bpd of consolidated topping capacity

Source: WE and Latin America Average based on capacities from O&G Journal 2003

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

25,9
28,9
Western Europe
18,8
45,1
22,2
38,4
Latin America
16,4
116,3

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

Above average performance in cash operating cost in
Spain and Latin America

Continue to focus on cost reduction programs

Cash Operating Cost (US ¢ / UEDC)

Source: Solomon Fuels Performance Analysis 2002

Sustain Refining Cost Leadership

350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
Cost Reduction [Million €]
2002
2003
2004
2005
2006
2007
2002-2007

Focus on Reducing Costs

COST REDUCTION PROGRAM - REFINING, MARKETING & LPG

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

REPSOL YPF

REPSOL SUPER COR

LA SUPERESTACION

Diesel e+

El Corte Inglés

AUTOCLUB REPSOL AUTOCLUB

Expand the Retail Offering in Spain…

To provide a full range of services

Travel assistance

In partnership with AON and MMA

Insurance

Travel agency

To expand sales trough co-
branding

4 million El Corte Inglés
cardholders

Accepted at all Repsol-YPF sites

To provide a differentiated fuel

New additive package

Better engine performance

Reduced emissions

50 and 10 ppm Sulfur

Differentiated products

Joint-venture 50/50

New way of operating a site and
the shop

Travel Club
Solred
Visa Repsol
Solred Colectivos Profesionales
Solred Gasóleo Bonificado

…and Leverage Strong Loyalty Schemes

More than one-third of fuel volume
is sold through loyalty programs in
Spain

Number of cards. December 2003

1,.208,34

1

45,806

792,679

1,434,878

937,908

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

Focus on a wide range of
customers

largest network and
geographical reach

choice of loyalty schemes
to suit both individual and
commercial customers

Renewed momentum through
launch of new AutoClub offer

High share of sales through
loyalty cards supports use of
CRM techniques

65,456 Solred Portugal

%
160
120
80
40
0
150
128
100
62,7%
60,0%
56,4%
43,6%
40,0%
37,3%
02
05E
07E

…to Increase Non-Oil revenues in Spain

COCOs

Growth supported by
expanding product range…

…and introduction of new
services

New & better c-stores

Do-it-yourself carwash

CODOs & DODOs

Development of franchised
sites also supports high
growth in non-oil income

Source: Repsol-YPF projections

Leverage refining and logistic positions and growth in
marketing in neighbouring countries.

Increase refining complexity

Focus on reducing costs

Expand the retail offering in Spain and in neighbouring countries

Index 2002=100

Non oil revenues

Oil revenues

STRUCTURE AND OFFICES

RYTTSA

REFINING

LPG

CHEMICALS

E & P

RYTTSA

RYTTSA operates in the international markets as the company of the
Repsol YPF Group in charge of:

Exploration and Production crude oil marketing.

Crude oil supply for Refining activities and international Marketing
(Import/Export) of oil products to optimize Downstream operations.

LPG supply in Europe and Latin America.

International transport of oil products.

Providing an appropriate hedging to the Group.

Acting as a trading player in the international markets.

RYTTSA

GLOBAL LLC (51%)

163 employees

84 employees

Madrid

Buenos Aires

Singapore

Boston (Global)

RYTTSA: Main Figures

RYTTSA

Crude Marketing:

Crude and Feedstock Supply:

Buying/Selling Refining Products:

Crude and Products Trading:

Marine Transport:

Paper Markets:

Bunkering:

Vetting:

Global LLC (51%):

170,000

BPD

BPD

720,000

BPD

BPD

Op./year

Op./year

BPD

BPD

BPD

330,000

225,000

1,350

530,000

40,000

2,500

100,000

High-growth markets

Leading positions

Quality Earnings

+

A Differentiated Downstream Profile

Index
2000=100
110
100
90
80
70
60
50
40
30
20
10
0
2000
2002
Target 2005
Target 2007

Efficient Refining Operations

Refining Cash Operating Expenses

(US ¢ / UEDC)

Note: Energy at 2002 prices

Source: Real Data Solomon Fuels Performance Analysis 2002

Efforts to cut costs include

improvement in energy
efficiency

maintenance cost
rationalization

Saving efforts enhanced by
the peso devaluation

400
350
300
250
200
150
100
50
0
Strategy 2001-05
Current Strategy
2001
2002
2003
2004
2005
Specifications 2005
Specifications 2009
Other Proyects

.

.

Repsol YPF will continue to
closely manage refining
investments

Repsol YPF will not only invest
on time for EU 2005 specs, but
will be ready in advance for
2009 specs

The investment program to
meet EU product specifications
includes high-return projects
that increase conversion
capacity

Disciplined Investment Approach

Strategy 2001-2005 is from document prepared in July
2001

Actual plan is the projected capex based on actual
expenditures and current plans

Euro million

Spanish Annual Capex (€ million)

Spanish Refining Investments
2005-2009 Specifications

Completed Projects

Hydrocracking Unit in Tarragona refinery

Projects currently being undertaken

Mild Hydrocraking Unit in Puertollano refinery

Mild Hydrocracking in La Coruña refinery

FCC Naphtha Hydrotreater and distillate Hydrotreater in Bilbao refinery

(Adaptation to10 ppm)

Other Projects targeted on 2005 specifications

Isomerization Unit in Tarragona refinery

Future projects

Others Projects targeted on 2009/2012 specifications

Total investment:1,079 M€

Refining Margin Growth

The most important investments are
designed to improve efficiency and
safety, and upgrade capacity to
meet the new EU fuel specifications

Growth in Refining Margin

Efficiency improvement and cost reduction

Conversion

Total margin improvement

Improvement achieved 2001-2002

US$/barrel

The investment program to meet
the 2005 specs includes

Upgrading projects are also being
developed in La Pampilla, REFAP
and Cartagena refineries (start-up
2004, 2005 and 2007 respectively)

hydrocracker at Tarragona (start-
up 2002)

mild hydrocrackers in Puertollano
and Coruña (start-up mid 2004 and
end 2004, respectively)

Index 100 = Year 2002
200
150
100
50
0
100
2002
Oil
Non-oil
2007

Operating income

Spanish Company-operated retail sites

Focusing on improving
performance of company-
operated sites

Network efficiency

Expand product offering

Leveraging experience in
company-operated sites
through franchise program

Spanish Retail Improvements

173.5

Index = Year 2002
250
200
150
100
50
0
-50
-100
2002
Net margin growth
Volume growth
Cost reduction
2007

Significant improvement in
marketing margins reflects
the economic recovery

Volume growth

improvements in retail
network drive greater
throughputs / site

increase in direct sales

Cost reduction

50% from COCO sites

50% from rest of network

Argentine Marketing Uplift

Operating income for
Argentine Marketing

Evolution of the Operating Income:
R&M&LPG

M €

0

200

400

600

800

1000

1200

1400

1600

1999

2000

2001

2002

2003

Operating Income : R&M&LPG

M €

0

50

100

150

200

250

300

350

400

1Q03

4Q03

1Q04

5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Refining Margins

Spanish Refining Margins (US$/bbl)

LatAm Refining Margins (US$/bbl)

High-growth markets

Leading positions

Quality Earnings

+

A Differentiated Downstream Profile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	May 20, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer